Bausch & Lomb Incorporated
Exhibit 12
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts In Millions)

	December 29, 2001	December 30, 2000
Earnings from continuing operations before provision for income taxes and minority interests	$ 85.0	$ 160.7

Fixed charges	59.1	70.1

Capitalized interest, net of current period amortization	0.2	0.2

Total earnings as adjusted	$ 144.3	$ 231.0

Fixed charges: Interest (including interest expense and capitalized interest)	$ 58.3	$ 68.4

Portion of rents representative of the interest factor	0.8	1.7

Total fixed charges	$ 59.1	$ 70.1

Ratio of earnings to fixed charges	2.4	3.3